

THE GLUTEN FREE KINGDOM, LLC.

Financial Statements

For the fiscal year ended December 31, 2018

The Gluten-Free Kingdom LLC

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
4000 Sales	57,458.85
Total Income	**$57,458.85**
Cost of Goods Sold	
5000 Cost of Goods Sold	10,249.67
5200 Packaging and Shipping	2,469.08
Total Cost of Goods Sold	**$12,718.75**
GROSS PROFIT	**$44,740.10**
Expenses	
6000 Contractors	1,771.00
7000 Advertising & Marketing	3,655.38
7100 Bank Charges & Fees	1,185.51
7300 Job Supplies	28.99
7350 Office Supplies & Software	1,251.41
7500 Insurance	829.25
7830 Dues & Subscriptions	430.00
7840 Legal & Professional Services	420.00
7860 Parking	34.00
7870 Rent & Lease	9,727.09
7880 Taxes & Licenses	789.50
8400 Meals & Entertainment	1,414.78
Total Expenses	**$21,536.91**
NET OPERATING INCOME	**$23,203.19**
NET INCOME	**$23,203.19**

The Gluten-Free Kingdom LLC

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1100 BASIC BUSINESS CHECKING - 249181 (deleted)	14.40
Total Bank Accounts	**$14.40**
Accounts Receivable	
1600 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$14.40**
TOTAL ASSETS	**$14.40**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	60.00
Total Accounts Payable	**$60.00**
Other Current Liabilities	
2100 Fundbox Invoice Advances	-44.55
2200 Loan Payable - Intuit Financing	3,537.51
Total Other Current Liabilities	**$3,492.96**
Total Current Liabilities	**$3,552.96**
Total Liabilities	**$3,552.96**
Equity	
3100 Owner's Equity	
3110 Contribution	9,520.00
3120 Draw	-35,515.82
Total 3100 Owner's Equity	**-25,995.82**
3200 Retained Earnings	-745.93
Net Income	23,203.19
Total Equity	**$ -3,538.56**
TOTAL LIABILITIES AND EQUITY	**$14.40**

The Gluten-Free Kingdom LLC

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	23,203.19
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1600 Accounts Receivable (A/R)	400.00
2000 Accounts Payable (A/P)	60.00
2100 Fundbox Invoice Advances	-44.55
2200 Loan Payable - Intuit Financing	3,537.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,952.96**
Net cash provided by operating activities	**$27,156.15**
FINANCING ACTIVITIES	
3110 Owner's Equity:Contribution	8,000.00
3120 Owner's Equity:Draw	-34,926.05
Net cash provided by financing activities	**$ -26,926.05**
NET CASH INCREASE FOR PERIOD	**$230.10**
Cash at beginning of period	-215.70
CASH AT END OF PERIOD	**$14.40**

THE GLUTEN FREE KINGDOM, LLC
Consolidated Statement of Equity
For the year ended December 31, 2018

Contributions	$ 9,520.00
Draw	$-35,515.82
Retained Earnings	$22,457.26
Total Equity	**$-3,538.56**

THE GLUTEN FREE KINGDOM, LLC

Notes to the Financial Statements
For the year ended December 31, 2018

1. Accounting Practice - All statements have been prepared by Perkins and Associates using an accrual basis.

2. Inventory Valuation - All inventory valued at cost basis.

3. Debt - The Gluten Free Kingdom, LLC had $3,537.51 in outstanding debt, as of 12/31/2018, payable to Intuit Financing. $2,611.05 is still outstanding. This will be paid off upon funding.